SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                         PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)

                           COLONIAL COMMERCIAL CORP.
         --------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.05 per share
             Convertible Preferred Stock, par value $.05 per share
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                            COMMON STOCK: 195621 404
                    CONVERTIBLE PREFERRED STOCK: 195621 503
         --------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Michael Goldman
                         c/o Colonial Commercial Corp.
                                275 Wagaraw Road
                          Hawthorne, New Jersey 07506
         --------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                August 13, 2008
         --------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Cusip No. 195621 404                       13D                       Page 2 of 8
Cusip No. 195621 503


--------- ----------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Goldman
--------- ----------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) |_|
        (b) |_|
--------- ----------------------------------------------------------------------
   3    SEC USE ONLY

--------- ----------------------------------------------------------------------
   4    SOURCE OF FUNDS

        PF
--------- ----------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2 (e)

        |_|
--------- ----------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF
SHARES                        1,317,255 shares of common stock 1
BENEFICIALLY                  90,700 shares of convertible preferred stock 2
OWNED BY                 -------------------------------------------------------
EACH                     8    SHARED VOTING POWER
REPORTING
PERSON WITH                   N/A
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              1,317,255 shares of common stock 1
                              90,700 shares of convertible preferred stock 2
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               N/A
--------- ----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,317,255 shares of common stock
        90,700 shares of convertible preferred stock
___________________________________________
1 Michael Goldman is the President and majority shareholder of Goldman Associates of New York, Inc. ("Goldman Associates") and is also Chairman of the Company. Goldman Associates is the owner of 979,255 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 188,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

2 Mr. Goldman is the owner of 90,700 shares of Common Stock issuable at any time upon conversion of 90,700 shares of Convertible Preferred Stock. Each share of the Company's Convertible Preferred Stock is convertible at any time into one share of the Company's Common Stock. Directors are elected by the holders of Common Stock and Convertible Preferred Stock voting together as one class on a share for share basis. If Mr. Goldman converted his 90,700 shares of Convertible Preferred Stock into 90,700 shares of Common Stock, his aggregate amount of beneficially owned shares of Common Stock would be 29.30% of Common Stock.

Cusip No. 195621 404                       13D                       Page 3 of 8
Cusip No. 195621 503


--------- ----------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        |X| 3
--------- ----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        28.76% of common stock 1
        20.15% of convertible preferred stock 2
--------- ----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------- ----------------------------------------------------------------------
_________________________________
3 Excludes 20,000 shares of Common Stock owned by Mr. Goldman's spouse. Mr. Goldman disclaims beneficial ownership of these shares.

Cusip No. 195621 404                       13D                       Page 4 of 8
Cusip No. 195621 503


ITEM 1. SECURITY AND ISSUER.
-------
The title of the classes of equity securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") and convertible preferred stock, par value $.05 per share (the "Preferred Stock"), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.
-------

Name:  Michael  Goldman
----

Business Address:  275  Wagaraw  Road,  Hawthorne  NJ  07506
----------------

Present  principal  occupation or employment: President of Goldman Associates of
--------------------------------------------
New  York,  Inc.

Name, principal business and address of any corporation or other organization in
--------------------------------------------------------------------------------
which  such employment is conducted: 17305 St. James Court, Boca Raton, FL 33496
-----------------------------------

Criminal  Proceedings:  None
---------------------

Applicable  Civil,  Judicial  or  Administrative  Proceedings:  None
-------------------------------------------------------------

Citizenship:  U.S.A.
-----------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------
On August 11, 2008, Mr. Goldman used his personal funds to purchase 2,500 shares of Common Stock in market transactions at $.80 per share at an aggregate purchase price of $2,000.

On August 12, 2008, Mr. Goldman used his personal funds to purchase 2,500 shares of Common Stock in market transactions at $.80 per share at an aggregate purchase price of $2,000.

On August 12, 2008, Mr. Goldman used his personal funds to purchase 22,700 shares of Preferred Stock in market transactions at $1.05 per share at an aggregate purchase price of $23,835.

On August 12, 2008, Mr. Goldman used his personal funds to purchase 9,500 shares of Preferred Stock in market transactions at $1.14 per share at an aggregate purchase price of $10,830.

On August 12, 2008, Mr. Goldman used his personal funds to purchase 48,000 shares of Preferred Stock in market transactions at $1.15 per share at an aggregate purchase price of $55,200.

On August 13, 2008, Mr. Goldman used his personal funds to purchase 10,500 shares of Preferred Stock in market transactions at $1.15 per share at an aggregate purchase price of $12,075.

Cusip No. 195621 404                       13D                       Page 5 of 8
Cusip No. 195621 503


ITEM 4. PURPOSE OF TRANSACTION.
-------
Mr. Goldman acquired the interests in the Company described in this Schedule 13D/A for investment purposes.

(a)-(c)

          In a Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates,
          (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

(d)-(i)   Not  Applicable.

(j) Other than as described above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the reporting person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
-------


     (a) See Items 11 through 13 set forth on the cover page of this Statement.

     (b)  See  Items 7 through 10 set forth on the cover page of this Statement.

     (c) On August 13, 2008, Mr. Goldman used his personal funds to purchase 10,500 shares of Preferred Stock in market transactions at $1.15 per share at an aggregate purchase price of $12,075.

          On August 12, 2008, Mr. Goldman used his personal funds to purchase 48,000 shares of Preferred Stock in market transactions at $1.15 per share at an aggregate purchase price of $55,200.

          On August 12, 2008, Mr. Goldman used his personal funds to purchase 9,500 shares of Preferred Stock in market transactions at $1.14 per share at an aggregate purchase price of $10,830.

          On August 12, 2008, Mr. Goldman used his personal funds to purchase 22,700 shares of Preferred Stock in market transactions at $1.05 per share at an aggregate purchase price of $23,835.

          On August 12, 2008, Mr. Goldman used his personal funds to purchase 2,500 shares of Common Stock in market transactions at $.80 per share at an aggregate purchase price of $2,000.

Cusip No. 195621 404                       13D                       Page 6 of 8
Cusip No. 195621 503


          On August 11, 2008, Mr. Goldman used his personal funds to purchase 2,500 shares of Common Stock in market transactions at $.80 per share at an aggregate purchase price of $2,000.

     (d) The shareholders of Goldman Associates have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder's percentage ownership interest in Goldman Associates.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
-------

ISSUER.

     (a) Pursuant to a Private Placement Purchase Agreement dated February 3, 2004, effective, February 12, 2004, between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

     (b) Pursuant to a Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates purchased 600,000 shares of Common Stock and the Warrant for a purchase price of $750,000, and Goldman Associates also purchased a subordinated secured note (the "Note") for a purchase price of $750,000. The principal amount of the Note is $750,000 payable on January 1, 2009, and earns interest, payable quarterly, at the prime rate.

     (c) In the Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates,
          (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

     (d) On March 27, 2008, the Company amended the Note to extend the Maturity Date, as defined, from June 30, 2008 to January 1, 2009.

Cusip No. 195621 404                       13D                       Page 7 of 8
Cusip No. 195621 503


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-------

4.01 Private Placement Purchase Agreement        Incorporated herein by reference from Exhibit
     dated February 3, 2004, effective February  4.1 to Michael Goldman's Schedule 13D
     12, 2004 by and among Colonial              filed on August 16, 2005.
     Commercial Corp. and Michael Goldman

4.02 Private Placement Purchase Agreement        Incorporated herein by reference from Exhibit
     dated July 29, 2004 by and among            4.3 to the Company's Form 10-Q filed on
     Colonial Commercial Corp. and Goldman       June 30, 2004.
     Associates of New York, Inc.

4.03 Secured Note dated July 29, 2004 by and     Incorporated herein by reference from Exhibit
     among Colonial Commercial Corp. and         4.4 to the Company's Form 10-Q filed on
     Goldman Associates of New York, Inc.        June 30, 2004.

4.04 Warrant Agreement dated June 21, 2004       Incorporated herein by reference from Exhibit
     by and among Colonial Commercial Corp.      4.5 to the Company's Form 10-Q filed on
     and Goldman Associates of New York,         June 30, 2004.
     Inc.

4.05 Amendment No. 1 dated March 27, 2008        Incorporated herein by reference from Exhibit
     to the Secured Note Payable dated as of     10.14(d) to the Company's Form 10-K filed on
     July 29, 2004 by and among Colonial         March 31, 2008.
     Commercial Corp. and Goldman
     Associates of New York, Inc.

Cusip No. 195621 404                       13D                       Page 8 of 8
Cusip No. 195621 503


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 15, 2008


                                       /s/ Michael Goldman
                                       -----------------------------------------
                                       Michael Goldman